SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

          UBS PW M2 Fund, L.L.C.
(Name of Issuer)

                     Limited Liability Company Interests
(Title of Class of Securities)

                     N/A
(CUSIP Number)

                     February 4, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 9 Pages

SCHEDULE 13G

CUSIP No.:N/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PW Fund Advisor, L.L.C. I.R.S. No. 13-390-8974

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	$1,000,000 0 $1,000,000 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%

12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           UBS PW M2 Fund, L.L.C.

Item 1(b). Address of Issuer's Principal Executive Offices:

c/o UBS PaineWebber Inc.
1285 Avenue of the Americas
New York, NY 10019
Attention: AIG Operations - 37th Floor

Item 2(a) Name of Person Filing; (b) Address of Principal Place of Business Office, or if none, Residence; (c) Citizenship:

           (a)      PW Fund Advisor, L.L.C.

           (b)      c/o UBS PaineWebber Inc.
                      1285 Avenue of the Americas
                      New York, NY 10019
                      Attention: AIG Operations-37th Floor

Item 2(d). Title of Class of Securities:

           The interests of UBS PW M2 Fund, L.L.C. (the "Interests").

Item 2(e). CUSIP Number:

           N/A

Item 3. Filing of Statement pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c):

          Rule 13d-1(b)

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) - (b)

Name	Amount beneficially owned	Percent of class

PW Fund Advisor, L.L.C.	$1,000,000	2.6%

(c) Number of shares as to which such person has:

Name	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of

PW Fund Advisor, L.L.C.	$1,000,000	0	$1,000,000	0

Item 5. Ownership of Five Percent or Less of a Class:

          N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Name	%

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          N/A

Item 8. Identification and Classification of Members of the Group.

          N/A

Item 9. Notice of Dissolution of Group:

          N/A

Item 10. Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2003

PW FUND ADVISOR, L.L.C. By: /s/ Michael Mascis Name: Michael Mascis Title: Authorized Person of PW Fund Advisor, L.L.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

          UBS PW M2 Fund, L.L.C.
(Name of Issuer)

                     Limited Liability Company Interests
(Title of Class of Securities)

                     N/A
(CUSIP Number)

                     February 4, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 9 Pages

SCHEDULE 13G

CUSIP No.:N/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Southern Family Insurance Co. IRS No. ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	$1,000,000 0 $1,000,000 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%

12	TYPE OF REPORTING PERSON* IC

SCHEDULE 13G

CUSIP No.:N/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Poe Family Investments Co. Ltd. IRS No. ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	$2,000,000 0 $2,000,000 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $2,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%

12	TYPE OF REPORTING PERSON* IV

SCHEDULE 13G

CUSIP No.:N/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlantic Preferred Insurance IRS No. ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	$500,000 0 $500,000 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $500,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%

12	TYPE OF REPORTING PERSON* IC

Item 1(a). Name of Issuer:

           UBS PW M2 Fund, L.L.C.

Item 1(b). Address of Issuer's Principal Executive Offices:

c/o UBS PaineWebber Inc.
1285 Avenue of the Americas
New York, NY 10019
Attention: AIG Operations - 37th Floor

Item 2(a) Name of Person Filing; (b) Address of Principal Place of Business Office, or if none, Residence; (c) Citizenship:

           (a)      Southern Family Insurance Co.

           (b)      511 W. Bay Street
                      Tampa, Florida 33606-2742

           (c)      U.S.A.

Item 2(d). Title of Class of Securities:

           The interests of UBS PW M2 Fund, L.L.C. (the "Interests").

Item 2(e). CUSIP Number:

           N/A

Item 3. Filing of Statement pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c):   N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) - (b)

Name	Amount beneficially owned	Percent of class

Southern Family Insurance Co.	$1,000,000	2.6%
Poe Investments Co. Ltd.	$2,000,000	5.3%
Atlantic Preferred Insurance	$500,000	1.3%

TOTAL	$3,500,000	9.2%

(c) Number of shares as to which such person has:

Name	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of

Southern Family Insurance Co.	$1,000,000	0	$1,000,000	0
Poe Investments Co. Ltd.	$2,000,000	0	$2,000,000	0
Atlantic Preferred Insurance	$500,000	0	$500,000	0

TOTAL	$3,500,000	0	$3,500,000	0

Item 5. Ownership of Five Percent or Less of a Class:

          N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Name	%

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          N/A

Item 8. Identification and Classification of Members of the Group.

          N/A

Item 9. Notice of Dissolution of Group:

          N/A

Item 10. Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2003

SOUTHERN FAMILY INSURANCE CO. By: /s/ Jay Meder Name: Jay Meder Title: Authorized Person of Southern Family Insurance Co.

POE FAMILY INVESTMENTS CO. LTD. By: /s/ William F. Poe Name: William F. Poe Title: Authorized Person of Poe Family Investments Co. Ltd.

ATLANTIC PREFERRED INSURANCE By: /s/ Jay Meder Name: Jay Meder Title: Authorized Person of Atlantic Preferred Insurance